Peter Messineo, CPA 1982 Otter Way Palm Harbor, FL 34685	727.421.6268 phone 727.674.0511 fax peter@cpa-ezxl.com

Acknowledgement of the use of a report on unaudited interim financial information.

I have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of RJS Development, Inc., as of September 30, 2009 and for the three and nine month periods ended September 30, 2009 and 2008 and have issued a report thereon dated December 15, 2009. With respect to the Form S-1 of RJS Development, Inc., we acknowledge our awareness of the use therein of said report.  As indicated in such report, because I did not perform an audit, we expressed no opinion on that unaudited information.

/s/: Peter Messineo

Peter Messineo, CPA

Palm Harbor, Florida

January 11, 2010